Exhibit 99.1

Mexico City, July 20, 2023 – Corporación Inmobiliaria Vesta S.A.B. de C.V., (“Vesta”, or the “Company”) (BMV: VESTA) (NYSE: VTMX), a leading industrial real estate company in Mexico, today announced results for the second quarter ended June 30, 2023. All figures included herein were prepared in accordance with International Financial Reporting Standards (IFRS), which differs in certain significant respects from U.S. GAAP. This information should be read in conjunction with, and is qualified in its entirety by reference to, our financial statements, including the notes thereto and are stated in US dollars unless otherwise noted.

Q2 2023 Highlights

•	Vesta announced the closing of its Initial Public Offering (IPO) in the United States on July 5, 2023, of 14,375,000 American Depositary Shares (“ADSs”), representing 143,750,000 common shares at US$ 31.00 per ADS. The gross proceeds were approximately US$ 445.6 million, which the Company will use to fund its growth strategy.

•	Vesta has updated its full year 2023 guidance: revenue guidance has been upwardly revised to a range of between 17-18% from the Company’s prior guidance of 13-14%, Adjusted NOI margin and Adjusted EBITDA margin guidance remains at 93.0% and 82.0%, respectively. This reflects Vesta´s significant progress on its Level 3 strategy in a continued strong demand environment.[1]

•	Second quarter 2023 leasing activity reached 1.6 million sf; 891,687 sf in new contracts with best-in-class companies such as Eaton, Sumitomo, and Iron Mountain, among others, and 769,054 sf in lease renewals. Vesta’s second quarter 2023 stabilized occupancy therefore increased to 96.9% from 95.9% in second quarter 2022, while total portfolio occupancy closed at 94.7% and same store occupancy at 96.7%.

•	Vesta delivered 831,309 sf during the second quarter 2023, with a weighted average occupancy of 60%. During the quarter the Company began construction on one 214,760 sf BTS building in Queretaro for Eaton Corporation. Vesta´s total development pipeline reached 3.2 million sf as of the second quarter 2023, with a US$ 205.6 million expected investment and a 10.0% average cap rate.

•	Vesta delivered US$ 51.9 million in revenue for the second quarter 2023; a 20.5% year on year increase from US$ 43.1 million in the second quarter 2022, primarily due to US$ 6.6 million in new revenue-generating contracts and a US$ 2.2 million inflationary benefit on second quarter 2023 results. Second quarter 2023 Adjusted NOI and EBITDA margins reached 93.5% and 82.5%, respectively.

1 These amounts are estimates and are based on current management expectations. Amounts are subject to change and Vesta undertakes no responsibility to update this outlook. The Company is unable to present a quantitative reconciliation of expected NOI margin and expected Adjusted EBITDA margin which are forward-looking non-IFRS measures, because the Company cannot reliably predict certain of their necessary components, such as gain on revaluation of investment property, exchange gain (loss) – net, or gain on sale of investment property, among others.

				6 months
Financial Indicators (million)	Q2 2023	Q2 2022	Chg. %	2023	2022	Chg. %
Rental Income	51.9	43.1	20.5	102.13	85.09	20.0
Adjusted NOI	48.5	40.7	19.4	96.25	81.05	18.8
Adjusted NOI Margin %	93.5%	94.3%		94.2%	95.2%
Adjusted EBITDA	42.8	36.4	17.5	84.88	71.84	18.1
Adjusted EBITDA Margin %	82.5%	84.5%		83.1%	84.4%
EBITDA Per Share	0.0616	0.0529	16.3	0.1221	0.1031	18.4
Total Comprehensive Income	98.6	50.4	na	157.72	105.71	na
Vesta FFO	31.0	24.5	26.7	61.48	49.51	24.2
Vesta FFO Per Share	0.0447	0.0356	25.4	0.0884	0.0711	24.4
FFO attributable to common share	9.6	12.2	(21.3)	19.25	28.03	(31.3)
FFO attributable to common share Per Share	0.0138	0.0177	(22.1)	0.0277	0.0402	(31.2)
EPS	0.1418	0.0732	na	0.2268	0.1517	na
Shares (average)	695.3	688.2	1.0	695.27	696.67	(0.2)

•	Second quarter 2023 Adjusted Net Operating Income (Adjusted NOI) increased 19.4% to US$ 48.5 million, compared to US$ 40.7 million in second quarter 2022. The second quarter 2023 Adjusted NOI margin was 93.5%; an 86-basis-point year on year decrease due to higher costs at rent-generating properties.

•	Second quarter 2023 Adjusted EBITDA increased 17.5% to US$ 42.8 million, as compared to US$ 36.4 million in the second quarter 2022. The Adjusted EBITDA margin was 82.5%; a 207-basis-point decrease is primarily due to the peso appreciation versus last year, which in turn impacted Vesta´s employee’s benefits, auditing, legal and consulting expenses, and an increase in employee long-term incentive plan during second quarter 2023.

•	Second quarter Vesta funds from operations (Vesta FFO) increased by 26.7% to US$ 31.0 million, from US$ 24.5 million in 2022. Vesta FFO per share was US$ 0.0447 for the second quarter 2023, compared with US$ 0.0356 for the same period in 2022; a 25.4% increase. Second quarter 2023 FFO attributable to common share was US$ 9.6 million, compared to US$ 12.2 million in the second quarter 2022, due to increased income tax expenses in the second quarter 2023 resulting from a higher exchange rate related current tax in second quarter 2023.

•	Second quarter 2023 total comprehensive gain was US$ 95.6 million, versus US$ 50.4 million in the second quarter 2022. This increase was primarily due to increased second quarter 2023 revenues and a higher gain on the revaluation of investment properties.

•	The total value of Vesta’s investment property portfolio was US$ 2.92 billion as of June 30, 2023; a 6.7% increase compared to US$ 2.74 billion at the end of December 31, 2022.

Letter from the CEO

VESTA’S NYSE LISTING: ACCELERATING GROWTH

Vesta made its successful NYSE debut on July 5, 2023, a significant milestone for our company. Vesta’s outstanding team raised the most funds by a Mexican company in nearly 11 years, bringing the total to $446 million with the over-allotment, and our shares began trading on the NYSE at market open on June 30 under the VTMX ticker. We plan to use the offering proceeds to fund Vesta’s growth pipeline.

During the second quarter we continued to see strong market trends’ favorable impact on our results, as Mexico benefits from the near shoring trend led by strengthening manufacturing ecosystems; industrial real estate is at full occupancy, particularly northern Mexico, with our global clients’ continued demand for Vesta’s premium industrial parks and facilities and new clients coming on stream during the second quarter. Importantly, we’re also seeing this resonate within the Bajio market, particularly from light manufacturing, automotive and logistics. CBRE noted 2.6 million square feet in net absorption in the first six months ended June 31, 2023; a 50% year on year increase, and gross absorption that reached 2.8 million square feet. Additionally, we saw a significant increase in foreign direct investment, which Bloomberg noted increased by 48% year on year in the first quarter.

Vesta leased 1.6 million square feet in the second quarter 2023: 891,687 square feet in new contracts with best-in-class tenants such as Eaton Corporation, Iron Mountain, and Sumitomo and 769,054 square feet in lease renewals. This drove our stabilized portfolio occupancy to 97%, one of Vesta’s historical highs for this metric.

During the quarter Vesta delivered a total of 831,309 square feet, approximately 60% of which was pre-leased. We continue to see strong demand for best-in-class buildings, which drove demand to lease buildings prior to delivery. Vesta’s net absorption in the Bajio region is also reflecting the trends I’ve described, and we began construction in Queretaro on one new BTS building for the Eaton Corporation during the second quarter 2023. Vesta’s development pipeline stands at 3.2 million square feet by quarter’s end, representing an expected US$ 205.6 million investment.

Vesta also delivered strong financial results for the second quarter 2023, with US$ 51.9 million in revenues for the quarter; a 20.5% year on year increase, while Adjusted NOI and EBITDA margins reached 93.5% and 82.5%, respectively.

The considerable success of our NYSE listing marks an important milestone in Vesta’s continued journey, also as further testament to our Company’s immense potential, while enabling Vesta’s access to a broader investor base. As we celebrated Vesta’s listing on the NYSE, we were also humbled by the incredible opportunities that lie ahead for our company, our industry, and the broader Mexican economy. Our listing on the NYSE therefore not only broadens our access to capital but also serves as a powerful statement to the investment community, underscoring Mexico's potential as an attractive and lucrative market in which to invest. We are proud to showcase the exciting growth opportunities within our country and are committed to fostering an environment that nurtures innovation, drives sustainable practices, and fosters economic prosperity.

We are exceedingly grateful to our Vesta team, and I extend my sincerest gratitude to our dedicated employees and to our valued stakeholders, who have been an important part of our success on this journey. We look forward to this exciting chapter and will continue to leverage Vesta’s privileged position, time-earned experience and demonstrated track record with unwavering determination, bold vision, and our excitement about this moment for our country.

Thank you for your continued support.

Lorenzo D. Berho,

CEO

Second Quarter Financial Summary

Consolidated Statutory Accounts

The accompanying consolidated condensed interim financial statements have been prepared based on International Accounting Standards (IFRS), which differs in certain significant respects from U.S. GAAP. This information should be read in conjunction with, and is qualified in its entirety by reference to, our financial statements, including the notes thereto and are stated in US dollars unless otherwise noted.

All financial statements have been prepared using an historical cost basis, excluding investment properties and financial instruments at the end of each reporting period. Historical cost is largely based on the fair value of the consideration given in exchange for assets. Second quarter 2023 results are presented in comparison to the same period of the prior year and on an adjusted basis based on the same accounting rules.

Revenues

				6 months
Consolidated Interim and Annual Statements of Profit and Other Comprehensive Income (million)	Q2 2023	Q2 2022	Chg. %	2023	2022	Chg. %
Revenues
Rental income	51.92	43.10	20.5	101.80	85.09	19.6
Management Fees	0.00	0.00	0.0	0.33	0.00	NA
Total Revenues	51.92	43.10	20.5	102.13	85.09	20.0
Operating Costs	(4.37)	(2.61)	67.1	(7.53)	(4.73)	59.0
Related to properties that generate rental income	(3.39)	(2.44)	38.7	(5.88)	(4.05)	45.3
Related to properties that did not generate rental income	(0.98)	(0.17)	476.0	(1.65)	(0.69)	139.9
Gross profit	47.56	40.48	17.5	94.60	80.36	17.7
Adjusted Net Operating Income	48.53	40.65	19.4	96.25	81.05	18.8

Vesta’s second quarter 2023 rental revenues increased 20.5% to US$ 51.92 million, from US$ 43.10 million in the second quarter 2022. The US$ 8.83 million rental revenue increase was primarily due to: [i] a US$ 6.61 million, or 15.3%, increase from space rented in the second quarter of 2023 which had previously been vacant in the second quarter of 2022; [ii] a US$ 2.25 million, or 5.2%, increase related to inflationary adjustments on rented property in the second quarter of 2023; [iii] a US$ 0.71 million, or 1.7%, increase in rental income due to the conversion of peso-denominated rental income into US dollars; and [iv] a US$ 1.47 million, or 3.4%, increase in reimbursements for expenses paid by Vesta on behalf of clients but not considered to be rental revenue.

These results were partially offset by: [i] a US$ 2.17 million, or 5.0%, decrease related to lease agreements which expired and were not renewed during the second quarter 2023; and [ii] a US$ 0.06 million, or 0.1%, decrease related to lease agreements which were renewed during the second quarter 2023 at a lower rental rate in order to retain certain client relationships.

86.0% of Vesta’s second quarter 2023 rental revenues were US dollar denominated and indexed to the US Consumer Price Index (CPI), a decrease from 86.7% in the second quarter 2022. Contracts denominated in pesos are adjusted annually based on the equivalent Mexican consumer price index, the “Indice Nacional de Precios al Consumidor” (INPC).

Property Operating Costs

Vesta’s second quarter 2023 total operating costs reached US$ 4.37 million, compared to US$ 2.61 million in the second quarter 2022; a US$ 0.95 million, or 38.7%, increase due to increased costs related to both rental income generating and non-rental income generating properties.

During the second quarter 2023, costs related to investment properties generating rental revenues amounted to US$ 3.39 million, compared to US$ 2.44 million for the same period in 2022. This was primarily attributable to an increase in other property related expenses including legal expenses as well as security and public services related expenses at Vesta’s parks.

Costs from investment properties which did not generate rental revenues during the second quarter 2023 increased to US$ 0.98 million, from US$ 0.17 million for the same period of 2022. This was primarily due to an increase in real estate taxes, as well as maintenance and other property related expenses such as security and public services related expenses at Vesta’s parks.

Adjusted Net Operating Income (Adjusted NOI)

Second quarter Adjusted Net Operating Income increased 19.4% to US$ 48.53 million year on year with an 86-basis-point NOI margin decrease, to 93.5%, resulting from increased costs associated with rental income generating properties.

Administrative Expenses

				6 months
Consolidated Interim and Annual Statements of Profit and Other Comprehensive Income (million)	Q2 2023	Q2 2022	Chg. %	2023	2022	Chg. %
Administration Expenses	(6.44)	(5.74)	12.2	(14.22)	(11.85)	20.0
Long-term incentive (non-cash)	1.70	1.69	0.9	4.49	3.34	34.7
Depreciation	(0.38)	(0.33)	13.8	(0.74)	(0.68)	9.6
Adjusted EBITDA	42.82	36.43	17.5	84.88	71.84	18.1

Second quarter 2023 administrative expenses totaled US$ 6.44 million, compared to US$ 5.74 million in the second quarter of 2022; a 12.2% increase. The increase is primarily due to the peso appreciation versus last year, which in turn impacted Vesta´s employee’s benefits, auditing, legal and consulting expenses, and an increase in employee long-term incentive plan during the second quarter of 2023.

The share-based payment of Vesta’s compensation plan expense amounted to US$ 1.70 million for the second quarter of 2023. For more detailed information on Vesta’s expenses, please see Note 17 within the Company’s Financial Statements.

Depreciation

Depreciation during the second quarter of 2023 was US$ 0.38 million, compared to US$ 0.33 million in the second quarter of 2022, related to office space and office equipment depreciation during the quarter and the amortization of Vesta´s operating systems.

Adjusted EBITDA

Second quarter 2023 Adjusted EBITDA increased 17.5% to US$ 42.82 million, from US$ 36.43 million in the second quarter 2022, while the EBITDA margin decreased 207-basis-points to 82.5%, as compared to 84.5% for the same period of last year. This decrease was due to increased second quarter 2023 costs and expenses.

Other Income and Expense

				6 months
Consolidated Interim and Annual Statements of Profit and Other Comprehensive Income (million)	Q2 2023	Q2 2022	Chg. %	2023	2022	Chg. %
Other Income and Expenses
Interest income	0.54	0.13	na	1.10	0.17	na
Other (expenses) income	0.81	0.35	na	0.73	0.38	na
Transaction cost on debt issuance	0.00	0.00	na	0.00	0.00	na
Interest expense	(11.77)	(11.93)	(1.3)	(23.40)	(22.34)	4.8
Exchange gain (loss)	3.74	1.25	198.7	8.34	0.44	na
Gain from properties sold	0.00	4.46	na	0.00	5.03	na
Gain on revaluation of investment properties	73.63	38.60	90.7	84.39	76.80	9.9
Total other income (expenses)	66.94	32.87	na	71.17	60.48	17.7

Total second quarter 2023 other income reached US$ 66.94 million, compared to US$ 32.87 million in other income at the end of the second quarter 2022, an increase primarily due to higher exchange gain and higher gain on revaluation of investment properties.

Second quarter 2023 interest income increased to US$ 0.54 million year on year, from US$ 0.13 million in second quarter 2022, due to higher interest rates.

Second quarter 2023 other income resulted in a US$ 0.81 million gain due to the net result of the Company’s other accounting expenses.

Second quarter 2023 interest expense decreased to US$ 11.77 million, from US$ 11.93 million for the same quarter last year, which reflected certain one-time expenses for the second quarter of 2022.

Vesta’s second quarter 2023 foreign exchange gain was US$ 3.74 million, compared to a US$ 1.25 million gain in second quarter 2022. The gain relates primarily to sequential currency movement in Vesta’s dollar-denominated debt balance during second quarter 2023 within WTN, the Company’s only subsidiary that uses the Mexican peso as its functional currency.

Second quarter 2023 valuation of investment properties resulted in a US$ 73.63 million gain, compared to a US$ 38.60 million gain in the second quarter of 2022. This year-on-year increase is primarily due to a higher portfolio in place rate.

Profit Before Income Taxes

				6 months
Consolidated Interim and Annual Statements of Profit and Other Comprehensive Income (million)	Q2 2023	Q2 2022	Chg. %	2023	2022	Chg. %
Profit Before Income Taxes	107.69	67.29	60.0	150.80	128.31	17.5
Income Tax Expense	(11.98)	(13.69)	na	0.24	(25.33)	(101.0)
Current Tax	(21.48)	(12.35)	na	(42.23)	(21.48)	96.5
Deferred Tax	9.50	(1.34)	na	42.47	(3.84)	(1205.2)
Profit for the Period	95.71	53.60	na	151.05	102.98	46.7
Valuation of derivative financial instruments	0.00	0.00	na	0.00	0.00	na
Exchange differences on translating other functional currency operations	2.88	(3.19)	na	6.67	2.73	na
Total Comprehensive Income for the period	98.59	50.41	na	157.72	105.71	na

Due to the above factors, second quarter 2023 profit before income tax amounted to US$ 107.69 million, compared to US$ 67.29 million in the same quarter last year.

Income Tax Expense

Vesta reported an income tax expense of US$ 11.98 million, compared to a US$ 13.69 million expense in the second quarter 2022. The second quarter 2023 current tax expense was US$ 21.48 million, compared to a US$ 12.35 million expense in second quarter 2022, an increase due to a higher exchange rate related current tax during second quarter 2023.

Deferred taxes primarily reflect: [i] the effect on the Company’s balance sheet of the exchange rate used to convert taxable assets from Mexican pesos (including the monetary value of Vesta’s investment properties and the amortized tax loss benefits ) into U.S. dollars at the end of the second quarter 2023 and 2022; [ii] the impact of an inflationary benefit on the tax base of the Company’s fiscal assets, in keeping with Mexican income tax laws; and, [iii] the recognition of the fair value of investment properties for accounting purposes, as tax assessed on these assets is based on their historical cost which is then appreciated.

Second Quarter 2023 Gain

Due to the factors described above, the Company’s second quarter 2023 profit was US$ 95.71 million, compared to US$ 53.60 million profit in the second quarter 2022.

Total Comprehensive Income (Loss) for the Period

Vesta closed the second quarter 2023 with US$ 98.59 million in total comprehensive income gain, compared to US$ 50.41 million gain at the end of the second quarter of 2022, due to the above factors. This gain was partially increased by a US$ 2.88 million gain in functional currency operations.

Funds from Operations (FFO)

				6 months
FFO Reconciliation (million)	Q2 2023	Q2 2022	Chg. %	2023	2022	Chg. %
Total Comprehensive Income for the period	98.59	50.41	95.6	157.72	105.71	na
Adjustments
Exchange differences	(2.88)	3.19	na	(6.67)	(2.73)	144.1
Gain on revaluation of investment properties	(73.63)	(38.60)	na	(84.39)	(76.80)	na
Gain in sell properties	0.00	(4.46)	na	0.00	(5.03)	na
Long-term incentive (non-cash)	1.70	1.69	0.9	4.49	3.34	34.7
Exchange Gain (Loss)	(3.74)	(1.25)	198.7	(8.34)	(0.44)	na
Depreciation	0.38	0.33	na	0.74	0.68	9.6
Other income	(0.81)	(0.35)	na	(0.73)	(0.38)	na
Valuation of derivative financial instruments	0.00	0.00	na	0.00	0.00	na
Interest income	(0.54)	(0.13)	305.0	(1.10)	(0.17)	na
Income Tax Expense	11.98	13.69	na	(0.24)	25.33	na
Vesta FFO	31.05	24.50	26.7	61.48	49.51	24.2
Vesta FFO per share	0.0447	0.0356	25.4	0.0884	0.0711	24.4
Current Tax	(21.48)	(12.35)	73.9	(42.23)	(21.48)	na
FFO Attributable to common shares	9.57	12.16	(21.3)	19.25	28.03	(31.3)
FFO Attributable to common shares per share	0.0138	0.0177	(22.1)	0.0277	0.0402	(31.2)

Second quarter 2023 Funds from Operations (FFO) attributable to common shareholders totaled to a US$ 9.57 million, or US$ 0.0138 per share, gain compared with a US$ 12.16 million, or US$ 0.0177 per share, gain for second quarter 2022.

Second quarter 2023, Vesta FFO, totaled US$ 31.05 million; a 26.7% increase compared with US$ 24.50 million in second quarter 2022.

The current tax associated with the Company’s operations resulted in a US$ 21.48 million expense. The exchange-rate related portion of the current tax represented a US$ 11.91 million expense, and the current operating tax represented a US$ 9.57 million expense.

Current Tax Expense	Q1 2023	Q2 2023
Operating Current Tax	(10.55)	(9.57)
Exchange Rate Related Current Tax	(10.20)	(11.91)
Portfolio sold	NA	NA
Total Current Tax Expense	(20.75)	(21.48)

Accumulated Current Tax Expense	3M 2023	6M 2023
Operating Current Tax	(10.55)	(20.12)
Exchange Rate Related Current Tax	(10.20)	(22.11)
Portfolio sold	NA	NA
Total Current Tax Expense	(20.75)	(42.23)

Capex

Investing activities during the second quarter of 2023 were primarily related to payments for works in progress in the construction of new buildings in the Northern and Bajio regions reflected in a US$ 34.95 million total expense.

Debt

As of June 30, 2023, the Company´s overall balance of debt was US$ 928.90 million, of which US$ 4.70 million is related to short-term liabilities and US$ 924.20 million is related to long-term liabilities. The secured portion of the debt is approximately 37% of total debt and is guaranteed by some of the Company’s investment properties, as well as by the related income derived from these properties. As of second quarter 2023, 100% of Vesta’s debt was denominated in US dollars and 100% of its interest rate was fixed.

Stabilized Portfolio

Vesta currently reports stabilized portfolio occupancy and same store occupancy as management believes these metrics are useful indicators of the performance of the Company’s operating portfolio. The additional metrics are intended to reflect market best practices and better enable the comparison of Vesta’s performance with the performance of its public industrial real estate peers.

Under the "operating portfolio" calculation, the measure will include properties that have reached 80% occupancy or have been completed for more than one year, whichever occurs first.

	Q2 2022			Q2 2023
Region	Stabilized Portfolio		Growth SF	Stabilized Portfolio
	SF	%	SF	SF	%
Central Mexico	7,008,211	22.0%	171,490	7,179,701	21.3%
Bajio	15,451,284	48.5%	583,861	16,035,145	47.6%
North	9,421,736	29.6%	1,078,514	10,500,250	31.1%
Total	31,881,231	100%	1,833,866	33,715,097	100%

	Q2 2022		Q2 2023
	Occupancy SF	% Total	Occupancy SF	% Total
Central Mexico	6,741,869	96.2%	6,851,542	95.4%
Bajio	14,010,760	90.7%	15,306,976	95.5%
North	9,362,154	99.4%	10,500,250	100.0%
Total	30,114,784	94.5%	32,658,769	96.9%

Same Store Portfolio

Based on the updated calculation, this metric will only include properties within the Company’s portfolio which have been stabilized for the entirety of two comparable periods. This amended definition is intended to reflect market best practices and aid in the comparison of Vesta’s performance with the performance of its publicly traded industrial real estate peers. Vesta has provided below a reconciliation of the updated definition versus the prior definition.

	Q2 2022			Q2 2023
Region	Same Store Portfolio		Growth SF	Same Store Portfolio
	SF	%	SF	SF	%
Central Mexico	7,008,211	23.4%	-15,627	6,992,584	21.9%
Bajio	14,545,350	48.6%	951,038	15,496,388	48.6%
North	8,386,153	28.0%	1,035,450	9,421,603	29.5%
Total	29,939,714	100%	1,970,862	31,910,575	100%

	Q2 2022		Q2 2023
	Occupancy SF	% Total	Occupancy SF	% Total
Central Mexico	6,730,287	96.0%	6,664,425	95.3%
Bajio	13,104,826	90.1%	14,768,219	95.3%
North	8,329,481	99.3%	9,421,603	100.0%
Total	28,164,594	94.1%	30,854,247	96.7%

Total Portfolio

As of June 30, 2023, the Company’s portfolio was comprised of 204 high-quality industrial assets, with a total gross leased area (“GLA”) of 34.6 million sf (3.23 million square meters “m2”) and with 86.0% of the Company’s income denominated in US dollars. The majority of Vesta’s properties are located in markets representing the most significant economic growth in the country, such as the Northern, Central and Bajio regions. Vesta’s tenants are predominantly multinational companies, and the Company has balanced industry exposure to sectors such as e-commerce/online retail, food and beverage, automotive, aerospace, and logistics, among others.

	Q1 2023		Q2 2023
Region	Total Portfolio		Growth SF	Total Portfolio
	SF	%	SF	SF	%
Central Mexico	7,178,604	21.3%	1,098	7,179,701	20.7%
Bajio	16,183,191	48.0%	585,856	16,769,047	48.5%
North	10,352,575	30.7%	305,388	10,657,963	30.8%
Total	33,714,370	100%	892,341 *	34,606,711	100%

* Adjusted by changes in the initial size of the portfolio.

Total Vacancy

Vesta’s property portfolio had a 5.2% vacancy rate as of June 30, 2023.

	Q1 2023		Q2 2023
	Vacant SF	% Total	Vacant SF	% Total
Central Mexico	157,767	2.2%	328,159	4.6%
Bajio	1,277,739	7.9%	1,462,071	8.7%
North	214,708	2.1%	49,510	0.5%
Total	1,650,214	4.9%	1,839,740	5.3%

Projects Under Construction

Vesta is currently developing 3,248,942 sf (301,837 m2) in inventory and BTS buildings.

Projects under Construction
Project	GLA (SF)	GLA (m2)	Investment (1) (thousand USD)	Type	Expected Termination Date	City	Region
Mega Región 05	359,660	33,414	25,272	Inventory	Jul-23	Tijuana	North Region
Mega Región 06	114,725	10,658	9,382	Inventory	Jul-23	Tijuana	North Region
Apodaca 02*	279,001	25,920	14,504	Inventory	Sep-23	Monterrey	North Region
Apodaca 03	222,942	20,712	14,279	Inventory	Jul-23	Monterrey	North Region
Apodaca 04	222,942	20,712	14,361	Inventory	Aug-23	Monterrey	North Region
Juárez Oriente 1	279,117	25,931	18,241	Inventory	Jul-23	Ciudad Juárez	North Region
Juárez Oriente 2	250,272	23,251	16,335	Inventory	Jul-23	Ciudad Juárez	North Region
GDL 07	393,938	36,598	24,843	Inventory	Jul-23	Guadalajara	North Region
GDL 08	680,333	63,205	43,297	Inventory	Oct-23	Guadalajara	Bajio Region
Puerto Interior 3	231,252	21,484	12,770	Inventory	Aug-23	Silao	Bajio Region
Querétaro 6	214,760	19,952	12,326	BTS	Jan-24	Queretaro	Bajio Region
Total	3,248,942	301,837	205,613
(1) Investment includes proportional cost of land and infrastructure.
* Adjusted due to final leasing terms

Land Reserves

The Company had 37.6 million sf in land reserves as of June 30, 2023.

	March 31, 2023	June 30, 2023
Region	Gross Land Area (SF)	Gross Land Area (SF)	% Chg.
Tijuana	0	0	na
Monterrey	4,392,285	4,392,285	0.0%
Juárez	1,760,180	1,760,180	0.0%
San Luis Potosí	3,365,576	3,365,576	0.0%
Querétaro	5,571,099	5,163,676	-7.3%
Guanajuato	3,404,979	3,404,979	0.0%
Aguascalientes	12,947,870	12,947,870	0.0%
SMA	3,870,234	3,870,234	0.0%
Guadalajara	0	0	na
Puebla	92,548	92,548	0.0%
Mexico City	2,628,768	2,628,768	0.0%
Total	38,033,541	37,626,117	-1.1%

Summary of 6-Month 2023 Results

				6 months
Consolidated Interim and Annual Statements of Profit and Other Comprehensive Income (million)	Q2 2023	Q2 2022	Chg. %	2023	2022	Chg. %
Revenues
Rental income	51.92	43.10	20.5	101.80	85.09	19.6
Management Fees	0.00	0.00	0.0	0.33	0.00	NA
Total Revenues	51.92	43.10	20.5	102.13	85.09	20.0
Operating Costs	(4.37)	(2.61)	67.1	(7.53)	(4.73)	59.0
Related to properties that generate rental income	(3.39)	(2.44)	38.7	(5.88)	(4.05)	45.3
Related to properties that did not generate rental income	(0.98)	(0.17)	476.0	(1.65)	(0.69)	139.9
Gross profit	47.56	40.48	17.5	94.60	80.36	17.7
Adjusted Net Operating Income	48.53	40.65	19.4	96.25	81.05	18.8
Administration Expenses	(6.44)	(5.74)	12.2	(14.22)	(11.85)	20.0
Long-term incentive (non-cash)	1.70	1.69	0.9	4.49	3.34	34.7
Depreciation	(0.38)	(0.33)	13.8	(0.74)	(0.68)	9.6
Adjusted EBITDA	42.82	36.43	17.5	84.88	71.84	18.1
Other Income and Expenses
Interest income	0.54	0.13	na	1.10	0.17	na
Other (expenses) income	0.81	0.35	na	0.73	0.38	na
Transaction cost on debt issuance	0.00	0.00	na	0.00	0.00	na
Interest expense	(11.77)	(11.93)	(1.3)	(23.40)	(22.34)	4.8
Exchange gain (loss)	3.74	1.25	198.7	8.34	0.44	na
Gain from properties sold	0.00	4.46	na	0.00	5.03	na
Gain on revaluation of investment properties	73.63	38.60	90.7	84.39	76.80	9.9
Total other income (expenses)	66.94	32.87	na	71.17	60.48	17.7
Profit Before Income Taxes	107.69	67.29	60.0	150.80	128.31	17.5
Income Tax Expense	(11.98)	(13.69)	na	0.24	(25.33)	(101.0)
Current Tax	(21.48)	(12.35)	na	(42.23)	(21.48)	96.5
Deferred Tax	9.50	(1.34)	na	42.47	(3.84)	(1205.2)
Profit for the Period	95.71	53.60	na	151.05	102.98	46.7
Valuation of derivative financial instruments	0.00	0.00	na	0.00	0.00	na
Exchange differences on translating other functional currency operations	2.88	(3.19)	na	6.67	2.73	na
Total Comprehensive Income for the period	98.59	50.41	na	157.72	105.71	na
Shares (average)	695.27	688.22	1.0	695.27	696.67	(0.2)
EPS	0.1418	0.0732	na	0.2268	0.1517	na

Revenues increased 20.0% to US$ 102.13 million for the accumulated six months of 2023, compared to US$ 85.09 million in 2022, while operating costs increased to US$ 7.53 million, or 59.0% compared to US$ 4.73 million in 2022, primarily due to the increase in both properties that generate income and did not generate rental income expenses. Adjusted Net operating income for the six months 2023 was US$ 96.25 million compared to US$ 81.05 million in the same period of 2022.

Gross profit for the six months of 2023 increased 17.7% year-on-year to US$ 94.60 compared to US$ 80.36 million during the same period of 2022.

At the close of June 30, 2023, administrative expenses increased by 20.0% to US$ 14.22 million in 2023, from US$ 11.85 million in 2022, primarily due to an increase in expenses related to employee benefits, auditing, legal and consulting expenses and to Vesta´s employees long-term incentive plan.

Total other income for the six months of 2023 was US$ 71.17 million, compared to US$ 60.48 million in the prior year. The result reflects an increased in exchange gain and a gain on the revaluation of investment properties.

The Company’s profit before tax therefore amounted to US$ 150.80 million for the first six months of 2023.

Income tax for the first six months ending June 30, 2023 resulted in a US$ 0.24 million gain, compared to US$ 25.33 million expense for the first six months ended June 30, 2022. This year-on-year decrease was primarily due to a deferred tax gain during the first six months of 2023.

Profit for the first six months of 2023 was US$ 151.05 million, compared to US$ 102.98 million in the same period of 2022, due to factors described above.

Vesta ended the six-months period ending June 30, 2023 with US$ 157.72 million in total comprehensive income, compared to US$ 105.71 million at the end of the first six -months of 2022 period, due to the factors previously described. This gain was partially increased by a US$ 6.67 million gain in functional currency operations.

Capex for the first six-months of 2023 reached US$ 89.19 million and was related to the investment property development.

Subsequent Events

Dividends:

Vesta shareholders approved a US$ 60.31 million dividend at its Annual General Shareholders Meeting held on March 30, 2023, to be paid in quarterly installments at the closing exchange rate of the day prior to payment. The quarterly dividend per share will be determined based on the outstanding number of shares on the distribution date.

Vesta paid a cash dividend for the second quarter 2023 equivalent to PS$ 0.3045 per ordinary share on July 17, 2023. The dividend was paid through the S.D. Indeval S.A. de C.V. Institución para el Depósito de Valores (INDEVAL). This amount was provisioned within the Company’s financial statements at the end of the second quarter 2023 as an account payable.

Dividends per share
Q1 2023	0.3921
Q2 2023	0.3045

Appendix: Financial Tables

				6 months
Consolidated Interim and Annual Statements of Profit and Other Comprehensive Income (million)	Q2 2023	Q2 2022	Chg. %	2023	2022	Chg. %
Revenues
Rental income	51.92	43.10	20.5	101.80	85.09	19.6
Management Fees	0.00	0.00	0.0	0.33	0.00	NA
Total Revenues	51.92	43.10	20.5	102.13	85.09	20.0
Operating Costs	(4.37)	(2.61)	67.1	(7.53)	(4.73)	59.0
Related to properties that generate rental income	(3.39)	(2.44)	38.7	(5.88)	(4.05)	45.3
Related to properties that did not generate rental income	(0.98)	(0.17)	476.0	(1.65)	(0.69)	139.9
Gross profit	47.56	40.48	17.5	94.60	80.36	17.7
Adjusted Net Operating Income	48.53	40.65	19.4	96.25	81.05	18.8
Administration Expenses	(6.44)	(5.74)	12.2	(14.22)	(11.85)	20.0
Long-term incentive (non-cash)	1.70	1.69	0.9	4.49	3.34	34.7
Depreciation	(0.38)	(0.33)	13.8	(0.74)	(0.68)	9.6
Adjusted EBITDA	42.82	36.43	17.5	84.88	71.84	18.1
Other Income and Expenses
Interest income	0.54	0.13	na	1.10	0.17	na
Other (expenses) income	0.81	0.35	na	0.73	0.38	na
Transaction cost on debt issuance	0.00	0.00	na	0.00	0.00	na
Interest expense	(11.77)	(11.93)	(1.3)	(23.40)	(22.34)	4.8
Exchange gain (loss)	3.74	1.25	198.7	8.34	0.44	na
Gain from properties sold	0.00	4.46	na	0.00	5.03	na
Gain on revaluation of investment properties	73.63	38.60	90.7	84.39	76.80	9.9
Total other income (expenses)	66.94	32.87	na	71.17	60.48	17.7
Profit Before Income Taxes	107.69	67.29	60.0	150.80	128.31	17.5
Income Tax Expense	(11.98)	(13.69)	na	0.24	(25.33)	(101.0)
Current Tax	(21.48)	(12.35)	na	(42.23)	(21.48)	96.5
Deferred Tax	9.50	(1.34)	na	42.47	(3.84)	(1205.2)
Profit for the Period	95.71	53.60	na	151.05	102.98	46.7
Valuation of derivative financial instruments	0.00	0.00	na	0.00	0.00	na
Exchange differences on translating other functional currency operations	2.88	(3.19)	na	6.67	2.73	na
Total Comprehensive Income for the period	98.59	50.41	na	157.72	105.71	na
Shares (average)	695.27	688.22	1.0	695.27	696.67	(0.2)
EPS	0.1418	0.0732	na	0.2268	0.1517	na

Consolidated Statements of Financial Position (million)	June 30, 2023	December 31, 2022
ASSETS
CURRENT
Cash and cash equivalents	50.72	139.15
Financial assets held for trading	0.00	0.00
Accounts receivable- net	23.16	30.09
Operating lease receivable	10.23	7.69
Due from related parties	0.00	0.00
Prepaid expenses	31.35	25.31
Guarantee deposits made	0.00	0.00
Total current assets	115.46	202.23
NON-CURRENT
Investment properties	2,921.90	2,738.47
Leasing Terms	1.12	1.42
Office equipment - net	1.18	1.44
Derivative financial instruments	0.00	0.00
Guarantee Deposits made	11.36	9.60
Total non-current assets	2,935.56	2,750.92

TOTAL ASSETS	3,051.03	2,953.16

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Current portion of long-term debt	4.70	4.63
Financial leases payable-short term	0.61	0.61
Accrued interest	3.85	3.85
Accounts payable	12.06	16.63
Income tax payable	21.30	14.82
Dividends payable	45.31	14.36
Accrued expenses	4.65	5.15
Total current liabilities	92.47	60.05
NON-CURRENT
Long-term debt	924.20	925.87
Financial leases payable-long term	0.59	0.90
Derivative financial instruments	0.00	0.00
Guarantee deposits received	22.29	18.33
Long-term accounts payable	7.71	7.89
Employees benefits	1.15	0.35
Deferred income taxes	260.93	299.98
Total non-current liabilities	1,216.86	1,253.32

TOTAL LIABILITIES	1,309.33	1,313.37

STOCKHOLDERS' EQUITY
Capital stock	482.83	480.62
Additional paid-in capital	468.73	460.68
Retained earnings	824.15	733.41
Share-base payments reserve	0.22	5.98
Foreign currency translation	-34.23	(40.90)
Valuation of derivative financial instruments	0.00	0.00
Total shareholders' equity	1,741.70	1,639.79

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	3,051.03	2,953.16

Consolidated Statements of Cash Flows (million)	March 31, 2023	March 31, 2022
Cash flow from operating activities:
Profit before income taxes	150.80	128.31
Adjustments:
Depreciation	0.45	0.66
Depreciation of right of use assets	0.29	0.25
Gain on revaluation of investment properties	(84.39)	(76.80)
Effect of foreign exchange rates	(8.34)	(0.44)
Interest income	(1.10)	(0.17)
Interest expense	23.06	21.67
Amortization debt emission expenses	0.74	0.67
Share base compensation	4.49	3.34
Gain in sale of investment property	0.00	(5.03)
Employee Benefits	0.00	0.00
Working capital adjustments
(Increase) decrease in:
Operating leases receivables- net	(2.54)	1.90
Recoverable taxes	6.93	9.50
Prepaid expenses	(6.04)	(30.26)
Guarantee Deposits made	3.95	7.17
(Increase) decrease in:
Accounts payable	1.01	3.96
Guarantee Deposits received	(1.76)	1.03
Accrued expenses	(0.51)	(11.40)
Interest received	1.10	0.17
Income Tax Paid	(35.75)	(48.90)
Net cash generated by operating activities	52.41	5.63

Cash flow from investing activities
Purchases of investment property	(89.19)	(109.01)
Acquisition of office furniture	(0.20)	0.00
Sale of investment property	0.00	14.77
Financial assets held for trading	0.00	0.00
Net cash used in investing activities	(89.38)	(94.24)

Cash flow from financing activities
Interest paid	(23.00)	(22.16)
Loans obtained	0.00	0.00
Loans Paid	(2.34)	(0.72)
Cost of debt issuance	0.00	0.00
Dividends paid	(29.36)	(28.30)
Repurchase of treasury shares	0.00	(15.49)
Equity issuance	0.00	0.00
Costs of equity issuance	0.00	0.00
Repayments of finance leases	(0.36)	(0.29)
Net cash (used in) generated by financing activities	(55.06)	(66.97)

Effects of exchange rates changes on cash	3.61	1.13
Net Increase in cash and cash equivalents	(88.42)	(154.44)
Cash, restricted cash and cash equivalents at the beginning of period	139.88	453.56
Cash, restricted cash and cash equivalents at the end of period	51.46	299.12

Consolidated Statements of Changes in Stockholders’ Equity (million)	Capital Stock	Additional Paid-in Capital	Retained Earnings	Share-based payment reserve	Foreign Currency Translation	Total Stockholders´ Equity

Balances as of January 1, 2022	482.86	466.23	547.21	7.15	(49.83)	1453.63
Vested shares	2.01	5.80	0.00	(7.81)	0.00	0.00
Share-based payments	0.00	0.00	(57.43)	0.00	0.00	(57.43)
Dividends declared	0.00	0.00	0.00	3.34	0.00	3.34
Repurchase of shares	(4.22)	(11.27)	0.00	0.00	0.00	(15.49)
Comprehensive income (loss)	0.00	0.00	102.98	0.00	2.73	105.71
Balances as of March 31, 2022,	480.65	460.75	592.76	2.68	(47.09)	1489.75
Balances as of January 1, 2023	480.62	460.68	733.41	5.98	(40.90)	1639.79
Equity issuance	0.00	0.00	0.00	0.00	0.00	0.00
Vested shares	2.20	8.05	0.00	(10.25)	0.00	(0.00)
Share-based payments	0.00	0.00	(60.31)	0.00	0.00	(60.31)
Dividends payments	0.00	0.00	0.00	4.49	0.00	4.49
Comprehensive income	0.00	0.00	151.05	0.00	6.67	157.72
Balances as of March 31, 2023	482.83	468.73	824.15	0.22	(34.23)	1741.70

Notes and Disclaimers

Interim Consolidated Condensed Financial Statements: The figures presented within this release for the three-month periods ending June 30, 2023 and 2022 have not been audited.

Exchange Rate: The exchange rates used for the figures expressed in US dollars (US$) were:

Date	Exchange Rate
Balance Sheet
June 30, 2022	19.985
June 30, 2023	17.072
Income Statement
Q2 2022 (average)	20.042
Q2 2023 (average)	17.723
6M 2022 (average)	20.282
6M 2023 (average)	18.211

Prior period: Unless otherwise stated, the comparison of operating and financial figures compares the same prior year period.

Percentages may not sum to total due to rounding.

Build to Suit (BTS): a building which is custom-made in design and construction in order to meet client-specific needs.

Inventory buildings: buildings constructed in accordance with standard industry specifications, for those clients that do not require a BTS Building.

“Adjusted EBITDA” means the sum of profit for the period adjusted by (a) total income tax expense, (b) interest income, (c) other income-net, (d) finance costs, (e) exchange gain (loss) - net, (f) gain on sale of investment property, (g) gain on revaluation of investment property, (h) depreciation and (i) long-term incentive plan and equity plus during the relevant period.

“Adjusted EBITDA margin” means Adjusted EBITDA divided by total revenues.

“NOI” means the sum of Adjusted EBITDA plus general and administrative expenses, minus long-term incentive plan and equity plus during the relevant period.

“Adjusted NOI” means the sum of NOI plus property operating costs related to properties that did not generate rental income during the relevant period.

“Adjusted NOI margin” means Adjusted NOI divided by total revenues.

“FFO” means profit for the period, excluding: (i) gain on sale of investment property and (ii) gain on revaluation of investment property.

“Vesta FFO” means the sum of FFO, as adjusted for the impact of exchange gain (loss) - net, other income – net, interest income, total income tax expense, depreciation and long-term incentive plan and equity plus.

Analyst Coverage

In compliance with the internal regulation of the BMV, article 4.033.01 Frac. VIII, Vesta is covered by analysts at the following brokers:

•	Barclays Bank Mexico, S.A.

•	Bank of America

•	Bradesco BBI Research

•	BTG Pactual US Capital LLC

•	Casa de Bolsa Credit Suisse S.A. de C.V.

•	Casa de Bolsa Santander S.A. de C.V.

•	Citigroup Global Markets Inc.

•	GBM Grupo Bursátil Mexicano S.A. de C.V.

•	Grupo Financiero Interacciones S.A. de C.V.

•	Grupo Signum, S.A. de C.V.

•	Goldman Sachs

•	Itaú Corretora de Valores S.A

•	J.P. Morgan Casa de Bolsa, S.A. de C.V.

•	Morgan Stanley

•	Scotia Inverlat Casa de Bolsa S.A. de C.V.

About Vesta

Vesta is a real estate owner, developer and asset manager of industrial buildings and distribution centers in Mexico. As of June 30, 2023, Vesta owned 204 properties located in modern industrial parks in 15 states of Mexico totaling a GLA of 34.6 million sf (3.26 million m2). Vesta has several world-class clients participating in a variety of industries such as automotive, aerospace, high-tech, pharmaceuticals, electronics, food and beverage and packaging. For additional information visit: www.vesta.com.mx.

Note on Forward-Looking Statements

This report may contain certain forward-looking statements and information relating to the Company and its expected future performance that reflects the current views and/or expectations of the Company and its management with respect to its performance, business and future events. Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain words like “believe,” “anticipate,” “expect,” “envisages,” “will likely result,” or any other words or phrases of similar meaning. Such statements are subject to a number of risks, uncertainties and assumptions. Some of the factors that may affect outcomes and results include, but are not limited to: (i) national, regional and local economic and political climates; (ii) changes in global financial markets, interest rates and foreign currency exchange rates; (iii) increased or unanticipated competition for our properties; (iv) risks associated with acquisitions, dispositions and development of properties; (v) tax structuring and changes in income tax laws and rates; (vi) availability of financing and capital, the levels of debt that we maintain; (vii) environmental uncertainties, including risks of natural disasters; (viii) risks related to any potential health crisis and the measures that governments, agencies, law enforcement and/or health authorities implement to address such crisis; and (ix) those additional factors discussed in reports filed with the Bolsa Mexicana de Valores and in the U.S. Securities and Exchange Commission. We caution you that these important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this presentation and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to update or revise any forward-looking statements, including any financial guidance, whether as a result of new information, future events or otherwise except as may be required by law.

Definitions / Discussion of Non-GAAP Financial Measures:

Reconciliation of Adjusted EBITDA, Adjusted EBITDA margin, NOI, Adjusted NOI and Adjusted NOI margin

The table below sets forth a reconciliation of Adjusted EBITDA, NOI and Adjusted NOI to profit for the period, the most directly comparable IFRS financial measure, for each of the periods indicated, as reported in the Company’s financial statements. We calculate Adjusted EBITDA as the sum of profit for the period adjusted by (a) total income tax expense (b) interest income, (c) other income-net, (d) finance costs, (e) exchange gain (loss) - net, (f) gain on sale of investment property, (g) gain on revaluation of investment property, (h) depreciation and (i) long-term incentive plan and equity plus during the relevant period. We calculate Adjusted EBITDA margin as Adjusted EBITDA divided by total revenues. We calculate NOI as the sum of Adjusted EBITDA plus general and administrative expenses, minus long-term incentive plan and equity plus during the relevant period. We calculate Adjusted NOI as the sum of NOI plus property operating costs related to properties that did not generate rental income during the relevant period. We calculate Adjusted NOI margin as Adjusted NOI divided by total revenues.

Adjusted EBITDA and Adjusted EBITDA margin are not a financial measures recognized under IFRS and do not purport to be an alternative to profit or total comprehensive income for the period as measures of operating performance or to cash flows from operating activities a measures of liquidity. Additionally, Adjusted EBITDA and Adjusted EBITDA margin are not intended to be measures of free cash flow available for management’s discretionary use, as they does not consider certain cash requirements such as interest payments and tax payments. Our presentation of Adjusted EBITDA and Adjusted EBITDA margin have limitations as analytical tools, and you should not consider them in isolation or as a substitutes for analysis of our results as reported under IFRS. Management uses Adjusted EBITDA and Adjusted EBITDA margin to measure and evaluate the operating performance of our principal business (which consists of developing, leasing and managing industrial properties) before our cost of capital and income tax expense. Adjusted EBITDA is a measure commonly used in our industry, and we present Adjusted EBITDA and Adjusted EBITDA margin to supplement investor understanding of our operating performance. We believe that Adjusted EBITDA and Adjusted EBITDA margin provide investors and analysts with measures of operating results unaffected by differences in capital structures, capital investment cycles and fair value adjustments of related assets among otherwise comparable companies.

NOI, Adjusted NOI and Adjusted NOI margin are not financial measures recognized under IFRS and do not purport to be alternatives to profit for the period or total comprehensive income as measures of operating performance. NOI, Adjusted NOI and Adjusted NOI margin are supplemental industry reporting measures used to evaluate the performance of our investments in real estate assets and our operating results. In addition, Adjusted NOI is a leading indicator of the trends related to NOI as we typically have a strong development portfolio of “speculative buildings.” Under IAS 40, we have adopted the fair value model to measure our investment property and, for that reason, our financial statements do not reflect depreciation nor amortization of our investment properties, and therefore such items are not part of the calculations of NOI, Adjusted NOI or Adjusted NOI margin. We believe that NOI is useful to investors as a performance measure and that it provides useful information regarding our results of operations and financial condition because, when compared across periods, it reflects the impact on operations from trends in occupancy rates, rental rates, operating costs and acquisition and development activity on an unleveraged basis, providing perspective not immediately apparent from profit for the year. For example, interest expense is not necessarily linked to the operating performance of a real estate asset and is often incurred at the corporate level as opposed to the property level. Similarly, interest expense may be incurred at the property level even though the financing proceeds may be used at the corporate level (e.g., used for other investment activity). As so defined, NOI, Adjusted NOI and Adjusted NOI margin may not be comparable to net operating income or similar measures reported by other real estate companies that define NOI, Adjusted NOI or Adjusted NOI margin differently.

	For the Three-Month		6 months
	Period Ended June 30,		Cumulative
	2023	2022	2022	2021
	(millions of US$)
Profit for the period	95.7	53.6	151.0	103.0
(+) Total income tax expense	12.0	13.7	(0.2)	25.3
(-) Interest income	(0.5)	(0.1)	(1.1)	(0.2)
(-) Other income – net(1)	(0.8)	(0.4)	(0.7)	(0.4)
(+) Finance costs	11.8	11.9	23.4	22.3
(-) Exchange gain (loss) - net	(3.7)	(1.3)	(8.3)	(0.4)
(-) Gain on sale of investment property	-	(4.5)	-	(5.0)
(-) Gain on revaluation of investment property	(73.6)	(38.6)	(84.4)	(76.8)
(+) Depreciation	0.4	0.3	0.7	0.7
(+) Long-term incentive plan and Equity plus	1.7	1.7	4.5	3.3
Adjusted EBITDA	42.8	36.4	84.9	71.8

(+) General and administrative expenses	6.4	5.7	14.2	11.9
(-) Long-term incentive plan and Equity plus	(1.7)	(1.7)	(4.5)	(3.3)
NOI	47.6	40.5	94.6	80.4
(+) Property operating costs related to properties that did not generate rental income	1.0	0.2	1.6	0.7
Adjusted NOI	48.5	40.7	96.2	81.0

(1)

Includes other income and expenses unrelated to our operations, such as reimbursements from insurance proceeds, and sales of office equipment. For more information, see note 15 to our audited consolidated financial statements.

Reconciliation of FFO and Vesta FFO

The table below sets forth a reconciliation of FFO and Vesta FFO to profit for the period, the most directly comparable IFRS financial measure, for each of the periods indicated, as reported in the Company’s financial statements. FFO is calculated as profit for the period, excluding: (i) gain on sale of investment property and (ii) gain on revaluation of investment property. We calculate Vesta FFO as the sum of FFO, as adjusted for the impact of exchange gain (loss) - net, other income – net, interest income, total income tax expense, depreciation and long-term incentive plan and equity plus.

The Company believes that Vesta FFO is useful to investors as a supplemental performance measure because it excludes the effects of certain items which can create significant earnings volatility, but which do not directly relate to our business operations. We believe Vesta FFO can facilitate comparisons of operating performance between periods, while also providing a more meaningful predictor of future earnings potential. Additionally, since Vesta FFO does not capture the level of capital expenditures per maintenance and improvements to maintain the operating performance of properties, which has a material economic impact on operating results, we believe Vesta FFO’s usefulness as a measure of performance may be limited.

Our computation of FFO and Vesta FFO may not be comparable to FFO measures reported by other REITs or real estate companies that define or interpret the FFO definition differently. FFO and Vesta FFO should not be considered as a substitute for net profit for the period attributable to our common shareholders.

	For the Three-Month		6 months
	Period Ended June 30,		Cumulative
	2023	2022	2023	2022
	(millions of US$)
Profit for the period	95.71	53.60	151.05	102.98
(-) Gain on sale of investment property	-	(4.46)	-	(5.03)
(-) Gain on revaluation of investment property	(73.63)	(38.60)	(84.39)	(76.80)
FFO	22.08	10.54	66.66	21.16
(-) Exchange gain (loss) – net	(3.74)	(1.25)	(8.34)	(0.44)
(-) Other income – net(1)	(0.81)	(0.35)	(0.73)	(0.38)
(-) Interest income	(0.54)	(0.13)	(1.10)	(0.17)
(+) Total income tax expense	11.98	13.69	(0.24)	25.33
(+) Depreciation	0.38	0.33	0.74	0.68
(+) Long-term incentive plan and Equity plus	1.70	1.69	4.49	3.34
Vesta FFO	31.05	24.50	61.48	49.51

(1)	Includes other income and expenses unrelated to our operations, such as reimbursements from insurance proceeds, and sales of office equipment. For more information, see note 15 to Vesta’s consolidated financial statements.